

Sheila Tan · 3rd

Founder & Advisor at Resolution 8 Technologies, Inc.

Los Altos, California · 500+ connections · **Contact info**

 **Resolution 8 Techno Inc.**

 **UCLA Anderson Sch Management**

Experience



Founder & Strategic Advisor

Resolution 8 Technologies, Inc.

Jan 2020 – Present · 6 mos

San Francisco Bay Area

Resolution 8 Technologies is developing the next generation of AI-based online dispute resolution technology.



VP of Marketing & Global Product Management

Envista Holdings Corporation, Ormco (Former Danaher Company) · Full-time

Jul 2018 – Present · 2 yrs

Brea, California, United States



Advisor

UnifyID

Dec 2016 – Present · 3 yrs 7 mos

San Francisco, California

Winner of RSA Innovation Sandbox & SXSW security category. UnifyID is the first implicit authentication app using behavioral and environmental factors. Raised $20M in June of 2017.

VP, Head of Marketing
Rally Health, Inc.
2014 – 2016 · 2 yrs
San Francisco Bay Area
Lead product marketing, acquisitions, and retention programs for insurance providers and employers. Also drove brand awareness efforts through email programs, social media, events, and PR.



Chief Marketing Officer
LegalZoom
2012 – 2014 · 2 yrs

Lead all marketing strategies and plans targeting SMBs and consumers. Drove online transactional and subscription revenue and lifetime value. Product and user testing and optimization. PR, sponsorship radio, TV, email, online marketing, econometric modeling and business analysis.

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Education



UCLA Anderson School of Management
MBA, Business Administration

